Exhibit 99.1

Newegg Announces First Half 2025 Results

Diamond Bar, California, August 21, 2025 – Newegg Commerce, Inc. (NASDAQ: NEGG) (the “Company” or “Newegg”), a leading global technology e-commerce retailer, today announced results for the six months ended June 30, 2025.

“Newegg experienced strong year-over-year growth in the first half of 2025, driven primarily by increased demand for GPUs and other core PC components, including the highly successful launch of the NVIDIA GeForce RTX 50 Series and AMD Radeon RX 9000 Series graphics cards, and AMD Ryzen 9000X3D Series CPUs,” said Newegg Chief Executive Officer Anthony Chow. “These new product launches further boosted organic traffic and spurred robust cross-category purchasing, driving both topline growth and improved gross margins. We also benefited from pull-forward spending due to tariff uncertainty while simultaneously minimizing tariff impact on supply chain and customer experience through close collaboration with our key partners and suppliers. I am pleased with our results, and we will continue to be agile and opportunistic throughout the remainder of the year as we aim to deliver a superior experience for our loyal Newegg customers.”

Newegg Interim Chief Financial Officer Christina Ching added, “In the first half of 2025, Newegg demonstrated significant growth driven by robust sales of PC components, particularly boosted by positive momentum from the new GPU and CPU product launches. This strong consumer demand led to a 14% year-over-year increase in GMV and a 13% rise in net sales. Along with SG&A expense reductions following various strategic cost optimization measures throughout 2024 and 2025, our adjusted EBITDA improved substantially to $11.3 million for the six months ended June 30, 2025, up from a $7.3 million loss for the same period in 2024. We have also maintained focus on our cash balance and working capital. We also recently launched an “at the market” (ATM) offering program, which we intend to use for general corporate purposes and working capital. As we move forward, our focus remains on maximizing market opportunities while navigating the ongoing tariff environment and other macroeconomic factors.”

2025 First Half Financial Highlights

●	Net sales increased 12.6% to $695.7 million for the six months ended June 30, 2025, compared to $618.1 million for the six months ended June 30, 2024.

●	GMV (defined below) increased 13.7% to $849.1 million for the six months ended June 30, 2025, compared to $746.7 million for the six months ended June 30, 2024.

●	Gross profit increased 26.5% to $79.8 million for the six months ended June 30, 2025, compared to $63.1 million for the six months ended June 30, 2024.

●	Net loss was $4.2 million for the six months ended June 30, 2025, compared to $25.0 million for the six months ended June 30, 2024.

●	Adjusted EBITDA (defined below) was $11.3 million for the six months ended June 30, 2025, an increase of $18.6 million, compared to negative $7.3 million for the six months ended June 30, 2024.

2025 First Half Operational Metrics

●	Average order value was $467 for the six months ended June 30, 2025, compared to $401 for same period in the prior year.

●

Active customers, defined as unique customer IDs with at least one item purchased on Newegg platforms in the past six months, totaled approximately 1.13 million as of June 30, 2025, compared to 1.09 million for the same period in the prior year.

●	Repeat purchase rate, which is the percentage of active customers who made at least two purchases on Newegg platforms during the past six months, was 25.2% as of June 30, 2025, compared to 23.0% for the same period in the prior year.

Mr. Chow added, “We are excited for several launches in the second half, including the expansion of our ABS line of PCs to high-performance workstations and tower servers, powered by industry-leading NVIDIA RTX PRO 6000 Blackwell graphic cards, helping businesses to explore and advance generative, agentic and physical AI. We will also be debuting our Gamer Community and Gamer Zone, which underscore our commitment to growing and supporting the gaming ecosystem, giving back to the very community that has fueled our success. We remain energized by our momentum, steadfast in optimizing our supply chain strategies to minimize any macroeconomic impacts, and confident in what lies ahead.”

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in Diamond Bar, California, near Los Angeles, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

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Non-GAAP Financial Information

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of non-GAAP financial measures used in this press release to their nearest comparable GAAP financial measures is included in the schedules attached hereto.

GMV

The Company defines gross merchandise value, or GMV, as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services in rendering services for its third-party logistics, shipped-by-Newegg, and media ad services, as well as the sales made by its Asia subsidiaries. Newegg believes that GMV helps it assess and analyze changes in revenues, and if reviewed in conjunction with net sales and other GAAP financial measures, can provide more information in evaluating its current performance and in assessing its future performance.

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, interest income, net, income tax (benefit) provision, depreciation and amortization expense, gain/loss from sales of fixed assets, gain/loss from sales of investment, and gain/loss from warrants liabilities.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinions, beliefs or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “plans,” “believes,” “should,” “continue,” “intend,” “aim” and certain other statements about the future may be deemed forward-looking statements, including those regarding potential new product launches, the ability of new product launches to meet consumer needs, the Company’s ability to navigate ongoing tariff uncertainty. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable at the time given, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. These risks and uncertainties include changes in global economic and geopolitical conditions, fluctuations in customer demand and spending, inflation, interest rates and global supply chain constraints. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

(In thousands, except par value) (Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$59,063	$96,255
Restricted cash	843	3,487
Accounts receivable, net	28,970	64,363
Inventories, net	152,859	98,537
Income taxes receivable	2,085	2,452
Prepaid expenses	11,440	14,222
Other current assets	4,559	4,329
Total current assets	259,819	283,645

Property and equipment, net	46,597	51,175
Noncurrent deferred tax assets	915	914
Right of use assets, net	54,474	60,636
Other noncurrent assets	10,932	10,951
Total assets	$372,737	$407,321

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$118,031	$148,279
Accrued liabilities	37,192	48,629
Deferred revenue	23,619	26,988
Line of credit	15,775	7,069
Lease liabilities – current	12,815	12,608
Total current liabilities	207,432	243,573

Income taxes payable	1,795	1,871
Lease liabilities – noncurrent	46,864	53,318
Other liabilities	2,545	2,467
Total liabilities	258,636	301,229

Stockholders’ Equity
Common Stock, $0.43696 par value; unlimited shares authorized; 19,499 and 19,478 shares issued and outstanding as of June 30, 2025, and December 31, 2024, respectively	8,521	8,512
Additional paid-in capital	300,628	289,096
Notes receivable – related party	(15,187)	(15,189)
Accumulated other comprehensive loss	(1,653)	(2,300)
Accumulated deficit	(178,208)	(174,027)
Total stockholders’ equity	114,101	106,092
Total liabilities and stockholders’ equity	$372,737	$407,321

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

(In thousands) (Unaudited)

	Six Months Ended June 30,
	2025	2024
Net sales	$695,670	$618,119
Cost of sales	615,878	555,003
Gross profit	79,792	63,116
Selling, general, and administrative expenses	87,329	93,083
Loss from operations	(7,537)	(29,967)
Interest income	1,058	1,544
Interest expense	(466)	(440)
Other income, net	3,410	1,880
Gain from sales of investment	-	1,619
Change in fair value of warrants liabilities	(72)	(64)
Loss before provision for (benefit from) income taxes	(3,607)	(25,428)
Provision for (benefit from) income taxes	574	(474)
Net loss	$(4,181)	$(24,954)

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

(In thousands) (Unaudited)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(4,181)	$(24,954)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,425	5,739
Allowance for expected credit losses	20	1,193
Allowance for related party receivables	2	-
Provision for obsolete and excess inventory	1,359	1,569
Stock-based compensation	11,630	15,022
Gain from sales of investment	-	(1,619)
Change in fair value of warrant liabilities	72	65
Loss (gain) on disposal of property and equipment	(643)	52
Unrealized gain on marketable securities	-	(10)
Deferred income taxes	-	(169)
Changes in operating assets and liabilities:
Accounts receivable	35,377	42,426
Inventories	(55,168)	2,223
Prepaid expenses	2,807	4,913
Other assets	6,533	8,959
Accounts payable	(30,604)	(95,388)
Accrued liabilities and other liabilities	(18,099)	(15,036)
Deferred revenue	(3,482)	(8,182)
Net cash used in operating activities	(49,952)	(63,197)
Cash flows from investing activities:
Payments to acquire property and equipment	(1,248)	(1,212)
Proceeds on disposal of property and equipment	2,723	15
Proceeds from sale of investment	-	2,076
Net cash provided by investing activities	1,475	879
Cash flows from financing activities:
Borrowings under line of credit	10,000	41,098
Repayments under line of credit	(1,751)	(27,474)
Repayments of long-term debt	-	(132)
Proceeds from exercise of stock options	-	95
Payments for employee taxes related to stock compensation	(89)	(241)
Payments for shares buyback	-	(3,503)
Net cash provided by financing activities	8,160	9,843
Foreign currency effect on cash, cash equivalents and restricted cash	481	(886)
Net decrease in cash, cash equivalents and restricted cash	(39,836)	(53,361)
Cash, cash equivalents and restricted cash:
Beginning of period	99,742	106,474
End of period	$59,906	$53,113

Schedule 1

Reconciliation of Net Sales to GMV

(In millions) (Unaudited)

	Six Months Ended June 30,
	2025	2024
Net Sales	$695.7	$618.1
Adjustments:
GMV - Marketplace	173.0	153.0
Marketplace Commission	(14.3)	(12.7)
Deferred Revenue	(4.6)	(5.8)
Other	(0.7)	(5.9)
GMV	$849.1	$746.7

Schedule 2

Reconciliation of Net Loss to Adjusted EBITDA

(In millions) (Unaudited)

	Six Months Ended June 30,
	2025	2024
Net loss	$(4.2)	$(25.0)
Adjustments:
Stock-based compensation expenses	11.6	15.0
Interest income, net	(0.6)	(1.1)
Income tax (benefit) provision	0.6	(0.4)
Depreciation and amortization	4.4	5.7
Gain from sale of fixed assets	(0.6)	-
Gain from sale of investment	-	(1.6)
Loss from change in fair value of warrants liabilities	0.1	0.1
Adjusted EBITDA	$11.3	$(7.3)